EXHIBIT 21.1

LIST OF SUBSIDIARIES OF CORVUS GOLD INC.

Subsidiary Name	Location	Ownership %

Corvus Gold (USA) Inc.	Nevada, USA	100% owned by Corvus Gold Inc.

Corvus Gold Nevada Inc.	Nevada, USA	100% owned by Corvus Gold (USA) Inc.

Raven Gold Alaska Inc.	Alaska, USA	100% owned by Corvus Gold (USA) Inc.

SoN Land & Water, LLC	Nevada, USA	100% owned by Corvus Gold Nevada Inc.

Mother Lode Mining Company LLC	Nevada, USA	100% owned by Corvus Gold Nevada Inc.